Steven R. Jacobs
(210) 978-7727 (Direct Dial)
(210) 242-4627 (Direct Fax)
sjacobs@jw.com

June 6, 2022

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Suzanne Hayes

        Jordan Nimitz

Re:	Heart Test Laboratories, Inc.

    Registration Statement on Form S-1

    Filed May 17, 2022

    File No. 333-265024

Ladies and Gentlemen:

We are writing on behalf of our client, Heart Test Laboratories, Inc. (“HTL” or the “Company”), in response to the comment letter dated June 1, 2022 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). References to the “Registration Statement” refer to the Company’s Amended Registration Statement on Form S-1/A filed today with the Commission. For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Registration Statement on Form S-1 filed May 17, 2022

Prospectus FDA de Novo Submission, page 87

Comment No. 1: We note your response to our prior comment 3. It is still not clear why you believe the results are “important to an understanding of [y]our company and device” and why it is appropriate to include them in your prospectus. We note that you concluded that you were required to conduct a new pivotal validation study at institutions different than those that collected the original patient data “after feedback and subsequent interactions with the FDA.” Please remove these results, or otherwise address the concerns regarding these results by providing more detail on the feedback and interactions with the FDA and explaining how you considered those interactions when you concluded that a new clinical validation study at different institutions was necessary. If the FDA specifically indicated that a new clinical validation study at different institutions was necessary, revise your disclosure to specifically state so. Please also explain in the prospectus why the

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United States Securities and Exchange Commission

June 6, 2022

previous de novo submission results are important to an understanding of your company and device and how investors should and should not consider and evaluate the results in the context of the FDA’s requirement for a new clinical validation study. Your disclosure should prominently indicate that the results from the prior clinical validation study will not be considered by the FDA and should not be used to predict the results from your ongoing validation study.

Heart Test Response: In response to the Staff’s comment, the Previous FDA De Novo Submission section has been substantially re-written. The re-written section addressing the Staff’s comment can be found on page 87 of the Registration Statement..

Clinical Studies, page 95

Comment No. 2: We note your revisions to our prior comment 7 and reissue in part. We continue to note your statement that “Conventional methods for Left Ventricular Dysfunction, or LVD, screening (ARIC score, BNP testing, and standard ECG analysis) had inferior screening capabilities.” Please revise to clarify whether the “Machine Learning of ECG Waveforms to Improve Selection for Testing for Asymptomatic Left Ventricular Dysfunction Prompt” study was conducted as a head-to-head trial against these conventional methods. To the extent that this is not a head-to-head trial, please remove the statement or include balancing disclosure that clearly states that no head-to-head trials have compared MyoVista to these conventional methods and that you cannot guarantee that such a trial would show similar results.

Heart Test Response: In response to the Staff’s comment, the statement has been removed from the Registration Statement.

Please feel free to contact me at (210) 978-7727 should you have any questions or wish to request additional information regarding this matter.

Very truly yours,
/s/ Steven R. Jacobs